SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                            Diacrin, Inc.
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.01 par value
               -----------------------------------------
                      (Title of Class of Securities)


                             00025243N103
                -----------------------------------------
                            (CUSIP Number)


                           April 14, 2003
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     CUSIP No. 00025243N103


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              1,694,867 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              1,694,867 Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,694,867 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO/IA

                                     CUSIP No. 00025243N103


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              96,220 Shares (includes options to purchase 31,500 Shares)


         6    SHARED VOTING POWER

              1,694,867 Shares


         7    SOLE DISPOSITIVE POWER

              96,220 Shares (includes options to purchase 31,500 Shares)


         8    SHARED DISPOSITIVE POWER

              1,694,867 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,791,087 Shares (includes options to purchase 31,500 Shares)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                     CUSIP No. 00025243N103


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              1,694,867 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              1,694,867 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,694,867 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                     CUSIP No. 00025243N103


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              1,694,867 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              1,694,867 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,694,867 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%


12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

         This Amendment No. 2 to Schedule 13D for Diacrin, Inc., a Delaware corporation ("Diacrin" or the "Company"), amends a statement on Schedule 13D, originally dated February 26, 1998, as amended as of March 26, 1998, with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Diacrin beneficially owned by Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz and Mark Leschly, as follows below. This Amendment is filed to amend, as of April 14, 2003, item 6 as contained in the statement most recently amended. This Amendment is filed also to amend items 2 and 5 of such statement as to form of ownership of the Shares.


         Item 2.  Identity and Background

         (a) This Statement is being filed by Rho Capital Partners, Inc. (formerly known as Rho Management Company, Inc., hereinafter "Rho"), a New York corporation, and its shareholders Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly. Rho has investment authority over various investment vehicles, and may accordingly be deemed to exercise investment and voting control over Shares in Diacrin registered in the names of such investment vehicles. Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares reported by Rho herein. Joshua Ruch may be deemed, additionally, to exercise sole investment and voting authority over certain Shares not under management with Rho.

      (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

         (d)-(e) During the last five years, none of Rho or Messrs. Ruch, Kairouz or Leschly, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



         Item 5.   Interest in Securities of the Issuer

         See cover page for each reporting person.

         (a) - (b) As holder of sole voting and investment authority over the Shares owned by its investment advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 1,694,867 Shares reported hereby, constituting 9.4% of the Company's outstanding shares reported as of the date of the Company's most recently filed Form 10-K.

      Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the Shares reported herein by Rho. Accordingly, each of Messrs. Ruch, Kairouz and Leschly may be deemed to be the beneficial owner of the Shares reported hereunder.

     Mr. Ruch exercises sole investment and voting control over an additional 96,220 Shares (including options exercisable within the next 60 days for 31,500 Shares). Accordingly, Mr. Ruch may be deemed to be the beneficial owner of an aggregate of 1,791,087 Shares, constituting 9.9% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-K.

     Other than Shares in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported by this Statement.

         (c) There have been no transactions in the Shares by the reporting persons in the past sixty days.

    (d) No persons other than the reporting persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares covered hereby.

    (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    On April 14, 2003, two affiliates of Rho, as registered holders of Shares, and Joshua Ruch, in his capacity as director and stockholder of Diacrin, executed letter agreements with GenVec, Inc., a Delaware corporation, under the terms of which such persons agreed to vote certain of the Shares owned by them in favor of a proposed reorganization and merger with GenVec, Inc., in accordance with the provisions of an Agreement and Plan of Reorganization ("Reorganization Agreement") providing for the merger of the Company into Diacrin, dated as of April 14, 2003. Upon satisfaction of the conditions precedent contained in such Reorganization Agreement, and consummation of the merger contemplated thereby, Diacrin will cease to have independent existence as a reporting person under the Securities and Exchange Act of 1934 and the Reporting Persons will no longer own any Shares in Diacrin but will become stockholders of GenVec.

    A copy of each of such letter agreements is attached as Exhibit 1 to this Amendment Number 2 to Statement on Schedule 13D.

    A copy of the Reorganization Agreement has been filed by GenVec, Inc. as
Exhibit 2 to its Form 8-K, filed as of April 14, 2003. Reference is hereby made to such Exhibit.

    Except in connection with the proposed merger as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

    A copy of the letter agreements regarding voting and other matters, each dated as of April 14, 2003, between Rho Management Trust II and GenVec, Inc., Laguna Vermogensverwaltung GmbH and GenVec, Inc., and Joshua Ruch and GenVec, Inc., respectively, is filed as Exhibit 1 hereto.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 17, 2003.


RHO CAPITAL PARTNERS, INC.

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President



JOSHUA RUCH

/s/ Joshua Ruch
--------------------------
Name: Joshua Ruch


HABIB KAIROUZ

/s/ Habib Kairouz
--------------------------
Name: Habib Kairouz


MARK LESCHLY

/s/ Mark Leschly
--------------------------
Name: Mark Leschly